J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

June 25, 2013

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Charles Lee

Jason Niethamer

Lilyanna Peyser

Mara Ransom

Tony Watson

Re:	CDW Corporation

Registration Statement on Form S-1

File No. 333-187472

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several underwriters, wish to advise you that we have distributed approximately 10,150 copies of the Preliminary Prospectus, dated June 14, 2013, included in the above-referenced Registration Statement through the date hereof to underwriters, dealers, institutions and others.

In accordance with Rule 461 of the General Rules and Regulations under the Act, we hereby join in the request of CDW Corporation for acceleration of the effective date of the above-referenced Registration Statement so that it becomes effective at 4:00 p.m. Eastern Time on June 26, 2013, or as soon thereafter as practicable.

The undersigned, as representatives of the several underwriters, have and will, and each underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC as Representative of the several Underwriters

By:	/s/ Alice Takhtajan
Name:	Alice Takhtajan
Title:	Authorized Signatory

2